Cencosud S.A.

Av. Kennedy 9001, Piso 6

Las Condes, Santiago, Chile

June 22, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom
Ms. Lisa Kohl

Re:	Cencosud S.A. (the “Company”)
Registration Statement on Form F-1 (No. 333-181711) (the “Registration Statement”)

Ladies and Gentlemen:

In connection with the declaration of effectiveness of the Registration Statement by the Securities and Exchange Commission (the “Commission”) the Company hereby acknowledges the following:

•	The Commission or the staff, acting pursuant to delegated authority, are not foreclosed from taking any action with respect to the Registration Statement;

•	The Company is not relieved from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Cencosud S.A.

By:	/s/ Dario Amenabar
Name: Dario Amenabar
Title: Regional Finance Manager